Exhibit 99.2

TII NETWORK TECHNOLOGIES, INC. AGREES
TO BE ACQUIRED BY KELTA, INC.
FOR $2.15 PER SHARE

EDGEWOOD, NY May 14, 2012: Tii Network Technologies, Inc. (NASDAQ: TIII), a leader in designing, manufacturing and marketing network products for the communications industry, today announced that it has entered into a definitive merger agreement with Kelta, Inc., a Delaware corporation, pursuant to which Kelta will acquire Tii Network Technologies for $2.15 a share, or total consideration of approximately $33.1 million.  The merger consideration represents an approximately 48% percent premium over the closing price of Tii Network Technologies’ common stock as quoted on the website of the NASDAQ Stock Market on May 11, 2012.

Brian J. Kelley, President and Chief Executive Officer of Tii Network Technologies, said “We are pleased to announce this proposed Merger. Not only does it provide our stockholders with a significant premium to the market price of our stock, it also represents a significant benefit to our customers and employees.  We have had a positive, long term working relationship with Kelta, the contract manufacturer of our products.  With Kelta’s financial and other resources and capabilities, the Company will be better able to develop and produce new and improved products to meet the ever changing technology requirements of our Telco customers.”

Parag Mehta, President of Kelta Inc., stated “We believe that the combined strength of Tii and Kelta secures our position at the forefront of the industry.   We are committed to delivering a diverse and innovative product portfolio through a world class supply chain, resulting in a unique value proposition for our customers.  Tii’s  proven track record of providing industry leading telecommunication products, strong brand recognition and outstanding customer relationships, is a natural fit with Kelta’s expanding global manufacturing footprint and world class engineering capabilities.”

The acquisition, which was unanimously approved by the Board of Directors of Tii Network Technologies, is subject to approval by its stockholders, as well as other customary closing conditions.  The Company expects the transaction to close in the third quarter of 2012.  The acquisition is not subject to any financing condition.  Kelta intends to fund the acquisition with a combination of existing cash and funds available under Kelta’s current credit facilities.

OEM Capital Corp. has provided a fairness opinion in connection with the transaction to the Board of Directors of Tii Network Technologies.  Troutman Sanders LLP is serving as legal advisor to Tii Network Technologies in connection with this transaction. Edwards Wildman Palmer LLP is serving as legal advisor to Kelta in connection with the transaction.

About Tii Network Technologies, Inc.

Tii Network Technologies, Inc. headquartered in Edgewood, New York, designs, manufactures and sells products to the service providers in the communications industry for use in their networks.  Our products are typically found in the Telco Central Office, outdoors in the service providers’ distribution network, at the interface where the service providers’ network connects to the users’ network, and inside the users’ home or apartment, and are critical to the successful delivery of voice and broadband communication services. Additional information about the company can be found at www.tiinetworktechnologies.com.

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This press release contains only a brief description of the proposed transaction.  it is not a request for or solicitation of a proxy or an offer to acquire any shares of the common stock of Tii Network Technologies.  In connection with the proposed acquisition, Tii Network Technologies intends to file a proxy statement on Schedule 14A and other relevant materials with the Securities and Exchange Commission, or SEC.  Stockholders of Tii Network Technologies are urged to read Tii Network Technologies’ proxy statement and all other relevant documents filed with the SEC when they become available, as they will contain important information about the proposed transaction. A definitive proxy statement will be sent to Tii Network Technologies’ stockholders seeking their approval of the proposed transaction.  Tii Network Technologies’ stockholders will be able to obtain these documents (when available) free of charge at the SEC’s web site, http://www.sec.gov.  In addition, they may obtain free copies of these by contacting Tii Network Technologies’ Secretary, Stacey L. Moran, at 141 Rodeo Drive, Edgewood, New York 11717, telephone: (631) 789-5000. Tii Network Technologies’ stockholders also may read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Tii Network Technologies, its directors and executive officers may be deemed to be participants in the forthcoming solicitation of proxies from the holders of Tii Network Technologies’ common stock in connection with the proposed transaction. A list of the names and other information regarding the directors and executive officers of Tii Network Technologies is available in Tii Network Technologies’ Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on March 30, 2012, and Tii Network Technologies’ Definitive Proxy Statement for its 2012 annual meeting of stockholders filed with the SEC on April 17, 2012. Additional information regarding the interests of such potential participants will be included in the proxy statement and the other relevant documents filed with the SEC when they become available.

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Forward-Looking Statements

This press release may contain forward-looking statements that are being made pursuant to the Private Securities Litigation Reform Act of 1995, which provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information so long as those statements are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statement. These statements include, among others, statements regarding the parties ability to complete the merger, the expected closing date and the anticipated impacts of the transaction on stockholders, employees and customers.  The statements in this press release that use such words as “believe,” “expect,” “intend,” “anticipate,” “contemplate, “estimate,” or “plan” or similar expressions are also forward-looking statements.  Forward-looking statements are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements to differ materially from those described or implied in the forward-looking statements.  Such risks include, among others, the failure to obtain approval of the Tii Network stockholders; the ability of the parties to satisfy the other closing conditions; the effect of the announcement of the proposed acquisition on relations with customers and employees; customer demand for the combined company’s products and services; the effects of Tii’s expenditure of monies for legal and other professional fees; general economic and business conditions, especially as they pertain to the telecommunications industry; and the risks included under the heading “Risk Factors” in the Tii Network Technologies, Inc. Annual Report on Form 10-K for the year ended December 31, 2011 and in its future filings with the SEC.  You are urged to consider all such factors.  Tii Network Technologies assumes no obligation for updating any such forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements.

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CONTACT:

Tii Network Technologies, Inc.
Brian J. Kelley, CEO
(631) 789-5000